Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 ——— TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com October 1, 2013

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VIA EDGAR Ms. Mara L. Ransom Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

RE:	Global Defense & National Security Systems, Inc. Registration Statement on Form S-1 (the “Registration Statement”) Filed September 16, 2013 File No. 333-191195

Dear Ms. Ransom:

Set forth below are the responses of Global Defense & National Security Systems, Inc. (the “Company,” “we” or “us”) to the comments of the staff (“Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated September 27, 2013, concerning the Registration Statement and our initial public offering of securities. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Registration Statement (the “Amended Registration Statement”) to address the Staff’s comments and update certain additional information. The changes reflected in the Amended Registration Statement include those made in response to the comments of the Staff of the Commission set forth in the Staff’s letter, dated September 27, 2013, as well as other updates. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement, unless otherwise noted.

Ms. Mara L. Ransom

October 1, 2013

General

1.	Please confirm, with a view to disclosure, whether your sponsors, officers, directors and their affiliates will refrain from making purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

We confirm that our sponsor, officers, directors and their affiliates will refrain from making purchases of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Securities Exchange Act of 1934, as amended. We have revised the disclosure as requested. Please see pages 14 and 22.

2.	We note your response to comment 2 in our letter dated September 6, 2013 and the "testing-the-water" presentation that you have provided supplementally. Please delete the first two sentences of the last paragraph of the Disclaimer located on page 2 of the presentation.

We have deleted the first two sentences of the last paragraph of the Disclaimer located on page 2 of the “testing-the-water” presentation as requested. In accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we have submitted in hard copy form under separate cover the revised “testing-the-water” presentation.

Prospectus Summary, page 1

The Offering, page 7

3.	We note your response to comment 6 in our letter dated September 6, 2013. However, it does not appear that you have revised your disclosure as requested. As stated previously, we note your indication that your sponsor will be required to mandatorily redeem only the number of shares of common stock necessary so that your sponsor's ownership interest is 22.5% giving effect to the public offering and 27.9% giving effect to the sale of the private placement shares. Please revise to disclose the authority for this obligation and its purpose. Please also clarify if there is any maximum or absolute ownership threshold for the number of shares that may be held by your sponsor, officers, directors or affiliates, including shares purchased in the open market.

We have revised the disclosure as requested. Please see pages 8 and 90.

Ms. Mara L. Ransom

October 1, 2013

Risk Factors, page 20

4.	Please add a risk factor or expand an existing risk factor to discuss the risks associated with the fact that your amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply with respect to any of your officers or directors or their affiliates, in the circumstances you discuss on page 71.

We have revised the disclosure as requested. Please see page 27.

Summary Financial Data, page 19

5.	Please tell us and consider disclosing how you determined the adjusted $56.8 million amount attributable to the "Value of common stock which may be converted/redeemed for cash" line item.

The adjusted $56.8 million amount attributable to the “Value of common stock which may be converted/redeemed for cash” line item was determined as follows:

Value of shares subject to redemption
(to reduce stockholders’ equity to $5,000,001)

Total Working Capital at July 19, 2013:	$61,823,011
Less: Minimum Stockholders’ Equity:	(5,000,001)
Equity available for redemption:	56,823,010

Initial redemption price:	10.45

Maximum shares subject to redemption (+1):	(5,437,608)

Value of common stock subject to redemption is as follows at 10.45 per share:	$56,823,004

We have revised the disclosure as requested. Please see page 20.

Exhibit Index

Exhibit 23.1

6.	We note that the consent of your independent registered public accounting firm does not indicate the name of the accounting firm providing the consent. Please provide a consent with a conformed signature consistent with the guidance in Rule 302 of Regulation S-T.

We have provided a consent with a conformed signature consistent with the guidance in Rule 302 of Regulation S-T as requested. Please see Exhibit 23.1.

***

Ms. Mara L. Ransom

October 1, 2013

Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey
Thomas J. Ivey

cc:	Securities and Exchange Commission
Lisa Kohl
Andrew Blume
Jim Allegretto

cc:	Global Defense & National Security Systems, Inc.
Dale R. Davis
Frederic Cassis